Exhibit 99.1

Brussels, 18 September 2012 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The Notes (as defined below) are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Press Release or any of its contents.

Anheuser-Busch InBev announces EUR2.25bn notes issuance

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) announced today that it has completed the pricing of EUR750 million aggregate principal amount of notes due 2017, which will bear interest at an annual rate of 1.25%, EUR750 million aggregate principal amount of notes due 2019, which will bear interest at an annual rate of 2.00%, and EUR750 million aggregate principal amount of notes due 2024, which will bear interest at an annual rate of 2.875% (together, the “Notes”). The Notes will be issued on 25 September 2012.

The use of proceeds is to prefund existing indebtedness, prefund financing arranged for the announced combination with (or acquisition of shares of) Grupo Modelo, S.A.B. de C.V. and for general corporate purposes. The Notes will be issued by Anheuser-Busch InBev SA/NV under its Euro Medium Term Note programme base prospectus published on 16 May 2012 as supplemented by a supplementary prospectus dated 16 August 2012. Anheuser-Busch InBev SA/NV is currently rated A3 (Moody’s) and A (Standard and Poor’s). Certain subsidiaries of Anheuser-Busch InBev SA/NV will provide guarantees in respect of the Notes.

The Notes are being offered and sold to investors in certain jurisdictions outside the US to non-US persons pursuant to Regulation S under the US Securities Act of 1933, as amended.

It is expected that the Notes will be listed in due course on the London Stock Exchange.

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

The Notes have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the Notes are being offered only outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the Notes in the United States or in any other jurisdiction.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

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The distribution of this announcement and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.